Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q1 2021 Financial Results

- $29M Revenues and $0.42/Share Non-GAAP EPS –

KFAR SAVA, Israel, April 29, 2021 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2021.

Financial Results

Silicom’s revenues for the first quarter of 2021 totalled $29.0 million, up 31% compared with $22.1 million for the first quarter of 2020.

On a GAAP basis, net income for the quarter totalled $2.6 million, or $0.37 per diluted share ($0.38 per basic share), compared with $1.5 million, or $0.20 per share (basic and diluted), for the first quarter of 2020.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $3.0 million, or $0.42 per diluted share ($0.43 per basic share), compared with $2.3 million, or $0.31 per share (basic and diluted).

Guidance for the Second Quarter

Management projects revenues of $29 to $30 million for the second quarter of 2021. The midpoint of this range represents approximately 28% growth over the second quarter of 2020.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “The first quarter was a period of significant growth in revenues and net profit, driven primarily by our continued success in each of our target markets, including SD-WAN for our smart platforms and Cloud for our smart acceleration and FPGA cards.

“Our Design Win momentum in the 5G O-RAN market has been especially strong, as demonstrated both by our recent strategic wins with top-tier telcos, and by the fruitful discussions we are having with numerous telco, cloud and related OEM players of all sizes. This continues to confirm what we have been asserting for some time: that the decoupling/disaggregation trend is accelerating, that the 5G ORAN transition is building steam, and that our unique Smart Platforms and Smart Card performance-boosting products are essential solutions for some of their critical challenges.”

Mr. Orbach continued, “In fact, we are being sought out by all types of 5G players - DU/equipment suppliers and ‘hyper-scaler’ partners as well as telcos – who are looking for solution providers able to make the complex new technologies deliver. They appreciate the fact that we continue to come through for them, providing them with the advanced architecture and strategic products required - some of which we have available already today, and many more that we will be bringing to market soon. With each new 5G-related win, our positioning within this growing market strengthens, bringing us additional market players hoping to find answers.”

Mr. Orbach concluded, “As such, with growing 5G momentum and continued strength in expanding SD-WAN and Cloud markets, we are at the beginning of what we believe will become a strong multi-year growth trajectory for our company, driven by the industry’s most powerful mobile infrastructure transition in a decade.”

Share Repurchase Plan

The Company today announced that its Board of Directors has authorized a new one-year share repurchase plan, its third in the past three years. According to the plan, the Company is authorized to invest up to $15 million to repurchase its ordinary shares. During this month, the company expects to complete $30 million investment in repurchasing its ordinary shares according to two previous repurchase plans. The new plan will begin as soon as last-year’s plan will be completed. The timing and actual number of shares repurchased will depend upon a variety of factors, including price and general business and market conditions. The share repurchase plan authorizes management to repurchase ordinary shares using a variety of methods, including open market purchases, all in compliance with the rules of the US Securities and Exchange Commission and other applicable legal requirements. Repurchases will be funded from available working capital. The share repurchase plan does not obligate Silicom to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion.

Management notes that its cash balance provides sufficient working capital and financial flexibility to complete the Company’s current share buy-back program and to carry out this new share buy-back program.

Conference Call Details

Silicom’s Management will host an interactive conference today, April 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	March 31,	December 31,
	2021	2020

Assets

Current assets
Cash and cash equivalents	$39,078	$20,676
Short-term bank deposits	-	5,000
Marketable securities	26,249	35,117
Accounts receivables: Trade, net	21,780	21,660
Accounts receivables: Other	7,460	6,126
Inventories	50,629	47,650
Total current assets	145,196	136,229

Marketable securities	12,753	15,281
Assets held for employees’ severance benefits	1,721	1,833
Deferred tax assets	1,860	1,790
Property, plant and equipment, net	4,243	4,110
Intangible assets, net	1,982	1,170
Right of Use	9,666	9,913
Goodwill	25,561	25,561
Total assets	$202,982	$195,887

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$19,362	$14,610
Other accounts payable and accrued expenses	13,006	12,953
Lease Liabilities	1,811	1,813

Total current liabilities	34,179	29,376

Lease Liabilities	7,746	8,282
Liability for employees’ severance benefits	3,157	3,256
Deferred tax liabilities	334	136

Total liabilities	45,416	41,050

Shareholders' equity
Ordinary shares and additional paid-in capital	61,293	60,139
Treasury shares	(25,827)	(24,807)
Retained earnings	122,100	119,505
Total shareholders' equity	157,566	154,837

Total liabilities and shareholders' equity	$202,982	$195,887

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2021	2020
Sales	$29,002	$22,070
Cost of sales	19,071	14,951
Gross profit	9,931	7,119

Research and development expenses	5,020	3,800
Selling and marketing expenses	1,555	1,539
General and administrative expenses	1,063	913
Total operating expenses	7,638	6,252

Operating income	2,293	867

Financial income (loss), net	817	1,031
Income before income taxes	3,110	1,898
Income taxes	515	410
Net income	$2,595	$1,488

Basic income per ordinary share (US$)	$0.38	$0.20

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,909	7,309

Diluted income per ordinary share (US$)	$0.37	$0.20

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,067	7,336

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2021	2020

GAAP gross profit	$9,931	$7,119
(1) Share-based compensation (*)	147	171
Non-GAAP gross profit	$10,078	$7,290

GAAP operating income	$2,293	$867
Gross profit adjustments	147	171
(1) Share-based compensation (*)	577	551
Non-GAAP operating income	$3,017	$1,589

GAAP net income	$2,595	$1,488
Operating income adjustments	724	722
(2) Lease liabilities - financial expenses (income)	(404)	-
(3) Taxes on amortization of acquired intangible assets	66	67
Non-GAAP net income	$2,981	$2,277

GAAP net income	$2,595	$1,488
Adjustments for Non-GAAP Cost of sales	147	171
Adjustments for Non-GAAP Research and development expenses	266	247
Adjustments for Non-GAAP Selling and marketing expenses	157	144
Adjustments for Non-GAAP General and administrative expenses	154	160
Adjustments for Non-GAAP Financial income (loss), net	(404)	-
Adjustments for Non-GAAP Income taxes	66	67
Non-GAAP net income	$2,981	$2,277

GAAP basic income per ordinary share (US$)	$0.38	$0.20
(1) Share-based compensation (*)	0.10	0.10
(2) Lease liabilities - financial expenses (income)	(0.06)	-
(3) Taxes on amortization of acquired intangible assets	0.01	0.01
Non-GAAP basic income per ordinary share (US$)	$0.43	$0.31

GAAP diluted income per ordinary share (US$)	$0.37	$0.20
(1) Share-based compensation (*)	0.10	0.10
(2) Lease liabilities - financial expenses (income)	(0.06)	-
(3) Taxes on amortization of acquired intangible assets	0.01	0.01
Non-GAAP diluted income per ordinary share (US$)	$0.42	$0.31

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))